Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Reference is made to the Company’s announcement published in the newspapers on 14th May, 2007 regarding the introduction of strategic investors by the Company. Further statement is made at the request of the Shanghai Stock Exchange:

After consultation and advised by China Eastern Air Holding Company, the Company’s controlling shareholder, in order to remove the restrictions imposed by laws and regulations and the state policies on the introduction of strategic investors, the Company’s controlling shareholder has recently consulted the relevant authorities of the State-owned Assets Supervision and Administration Commission of the State Council in respect of the feasibility of introducing strategic investors, but no concrete plan is pending approval. The press articles about introducing strategic investors to the Company, in particular regarding the concrete plan, are not confirmed by the Company. The details of the concrete plans regarding the introduction of strategic investors to the Company and the principal terms and conditions of the possible transactions are not determined, and no relevant agreement has been reached. Once the Company has identified or introduced a strategic investor and a formal agreement is reached and executed, the Company will strictly comply with the requirements of the relevant Listing Rules and make timely disclosure.

Full details of the announcement required under the Shanghai Stock Exchange are available on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Cao Jianxiong (President, Executive Director)
Luo Chaogeng (Executive Director)
Wan Mingwu  (Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping  (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok  (Independent non-executive Director)
Wu Baiwang  (Independent non-executive Director)
Zhou Ruijin  (Independent non-executive Director)
Xie Rong  (Independent non-executive Director)

Shanghai, the People’s Republic of China
14th May, 2007